September 22, 1999




Mr. Robert G. Klimasewski
Chairman
Laser Power Corporation
12777 High Bluff Drive
San Diego, CA  92130

Dear Mr. Klimasewski:

     We are disappointed that you have again elected not to pursue serious discussions with us regarding the sale of Laser Power
Corporation (LPC) to II-VI Incorporated (II-VI). Such a transaction is clearly compelling from the point of view of LPC's shareholders.

     So that there is no misunderstanding regarding the seriousness of our interest, we think it is appropriate to reiterate our proposal in writing. II-VI proposes to acquire LPC in a negotiated merger transaction. LPC shareholders would receive merger consideration consisting of II-VI stock and cash with a value of $3.00 for each share of LPC common stock. This price represents a premium of over 100 percent on LPC's current market price. One-half of the merger consideration would be in cash and the other half would be in II-VI stock (with the actual number of II-VI shares to be based on our stock price at closing and subject to a customary two-way collar). Individual LPC shareholders would have the ability to elect to receive cash or II-VI stock within these parameters.

     We have adequate sources of financing, and therefore, our proposal is not subject to any financing conditions. Although our proposal is conditioned on the negotiation and execution of a mutually acceptable merger agreement, we are prepared to negotiate a merger agreement with representations, warranties, closing conditions and termination rights that are customary for transactions of this type. We are prepared to move as quickly as possible to close the transaction.

     Clearly, our proposal is more favorable to LPC shareholders than the current status quo. Given the obvious immediate benefit of a substantial premium to the current market price, we believe your shareholders will react very favorably to this proposed transaction. It is not clear whether or when LPC will deliver greater shareholder value to all of its shareholders as an independent company.

     We would welcome the opportunity to meet with you and other members of your Board of Directors, senior management and advisers as soon as practicable to explore more fully the benefits of our proposal.

     We further believe that your fiduciary duties require you to consider our proposal with your Board of Directors.

     Our Board of Directors fully supports this proposal, which is consistent with II-VI's long-term growth strategy. As you can appreciate with a proposal of this type, time is of the essence. Accordingly, if you do not respond favorably to our proposal by October 15, 1999, we will withdraw it and consider our alternatives. I look forward to hearing from you shortly and to working with you so that we may bring our clearly premium proposal to a vote of your shareholders.

                                        Sincerely,

                                        /s/ Francis J. Kramer
                                        President and Chief
                                        Operating Officer